
Mail Stop 3720

July 13, 2006

<u>**VIA U.S. MAIL AND FAX (612) 436-6797**</u>

Mr. Geoffrey M. Boyd
Chief Financial Officer
Eschelon Telecom Inc.
730 Second Avenue
Minneapolis, MN   55402

>   **Re: Eschelon Telecom Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 17, 2006**
>   **Form 10-Q for the Quarter Ended March 31, 2006**
>   **Filed May 12, 2006**
>   **File No. 0-50706**

Dear Mr. Boyd:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Results of Operations
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Cost of revenue, page 45

1. In addition to the $ 4.7 million Global Crossing settlement, please tell us and disclose the portion of the increase in the cost of revenue attributable to the inclusion of ATI and the cost impact of the TRRO. Please quantify the related amounts to fully explain the significant increase in the cost of revenue as a percentage of revenue between 2004 and 2005 and state whether you expect the cost trend to continue.

2. Please tell us the nature of "baskets and carveouts" as they pertain to your restrictive covenants.

Item 9A. Changes in Internal Control over Financial Reporting, page 54

3. Please supplementally confirm to us, if true, that during the quarter ended December 31, 2005, there have been *no changes* in your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. In future filings, please delete "significant" from your statement contained in this section.

Consolidated Statements of Operations, page F-4

4. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to "cost of revenues" or remove the caption "gross profit."

Note 2. Acquisitions, page F-14

5. We note your statement that "during the fourth quarter of 2005, the Company completed an independent valuation." Since valuation performed by the Company is by definition not independent, please delete "independent" from your disclosure. Also, revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Note 6. Operating and Capital Leases, page F-18

6. We note that your 2005 minimum lease payments were $6.9 million and your 2006 minimum lease payments are $4.9 million. Please tell us the reason for the decrease in the minimum lease payments. Also, tell us how you have accounted for the landlord incentives in the Baker Center lease (Exhibit 10.11.1) and your basis in the accounting literature.

Note 10. Condensed Consolidating Financial Information, page F-23

7. Please present the condensed consolidating statements of cash flows for December 31, 2003, 2004 and 2005.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

8. Please comply with all of the above applicable comments.

Note 3. Notes Payable, page 10

9. Please refer to your Form 8-K filed on March 27, 2006. We note that a portion of the notes will be automatically exchanged for an identical principal amount of the outstanding notes. Each holder of the notes will own an inseparable unit composed of notes of each separate issuance in the same proportion as each other holder. Citing your basis in the accounting literature, please tell us how you are accounting for this exchange. Also, disclose the terms of the exchange.

Cost of Revenue, page 21

10. Considering the 8.5% increase in network service revenues due to higher access lines in service, it is unclear to us why the increase in the related cost of revenue was minimal, remaining at approximately the same level as last year. Furthermore, the cost level does not appear to be consistent with your disclosure in the Form 10-K in which you stated that the cost for existing UNEs affected by the TRRO will increase by an estimated 15% during the year-long transition period." Please address the specific factors that allowed you to maintain the same of level of network service cost of revenues during the first quarter of 2006 as compared with the quarter prior to the effectiveness of the TRRO.

Sales, General and Administrative Expense, page 21

11. Please tell us in detail what you mean by the "improved efficiency of (our) existing operations resulting from (our) fixed cost structure supporting a higher level of revenue." Please identify the significant elements of your fixed cost structure. In this regard, please also explain how you were able to mitigate any cost increase related to your sales efforts (i.e., an increase in your sales force from 230 associates at March 31, 2005 to 250 associates at March 31, 2006, as disclosed under Revenues on page 20).

*   *   *   *

As appropriate, please amend your filings and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director